FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

Latin America

Our operations in Latin America principally comprise HSBC Bank Brasil S.A.-Banco Múltiplo, HSBC México, S.A. and HSBC Bank Argentina S.A. In addition to banking services, we operate insurance businesses in Brazil, Mexico and Argentina.

	2013	2012	2011
	US$m	US$m	US$m

Net interest income .....	6,186	6,984	6,956
Net fee income ............	1,701	1,735	1,781
Net trading income ......	936	971	1,378
Other income ..............	1,745	1,261	1,338

Net operating income4	10,568	10,951	11,453

LICs42 ..........................	(2,666)	(2,137)	(1,883)

Net operating income	7,902	8,814	9,570

Total operating expenses	(5,930)	(6,430)	(7,255)

Operating profit .......	1,972	2,384	2,315

Income from associates43	−	-	-

Profit before tax .......	1,972	2,384	2,315

Cost efficiency ratio ....	56.1%	58.7%	63.3%
RoRWA36 ....................	2.0%	2.4%	2.3%

Year-end staff numbers	42,542	46,556	54,035
Best Infrastructure Bank in Latin America (LatinFinance Awards, 2013)
Gain of US$1.1bn on the sale of our operations in Panama
Over US$200m of sustainable cost savings
For footnotes, see page 132. The commentary is on a constant currency basis unless stated otherwise, while tables are on a reported basis.

Economic background

In Latin America, average GDP growth fell to 2.4% in 2013 from 2.9% in 2012. Brazil's GDP growth accelerated from 1% in 2012 to above 2% by the end of 2013. However, this was the third year of below-trend growth. Brazil's growing current account deficit raised concerns during the summer. The resulting capital flight and decline in the currency served to put further upward pressure on prices, pushing CPI inflation above the mid-point of the central bank's target for the fourth consecutive year.

Mexico saw a material slowdown in economic activity in 2013, with GDP growth likely to have slowed to 1.3% from 3.9% in 2012. Inflationary pressures remained subdued and Banco de México cut its key policy rate to 3.5% from 4.5% at the start of the year. However, a significant number of structural reforms should aid the long-term performance of the Mexican economy.

The Argentinian economy accelerated in 2013 following a good agricultural harvest and a modest recovery in the Brazilian economy. Structural problems became increasingly evident with high inflation and, eventually, currency weakness.

Review of performance

In Latin America, reported profit before tax of US$2.0bn was US$412m lower than in 2012, and US$239m lower on a constant currency basis.

On an underlying basis, which excludes the US$1.1bn gain on the sale of our operations in Panama and the effect of other non-strategic business disposals, pre-tax profits decreased by US$1.2bn. This was driven by a US$714m rise in loan impairment charges and a decline in revenue of US$348m, in part reflecting adverse movements in the PVIF asset compared with 2012.

We made significant progress on repositioning our business in the region, with a particular focus on our priority growth markets of Brazil, Mexico and Argentina. We also completed the disposal of operations in Panama, Peru and Paraguay, along with the sale of a portfolio of our non-life insurance assets and liabilities and a non-strategic business in Mexico. We expect to complete the sale of our operations in Colombia and Uruguay in 2014, subject to regulatory approvals.

While our performance was affected by slower economic growth and inflationary pressures, we continued to implement the Group's strategy in our core priority markets in order to reposition our portfolios. We made significant progress in exiting

Profit/(loss) before tax by country within global businesses

	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Total US$m

2013
Argentina ......................................	97	142	170	−	(1)	408
Brazil ............................................	(114)	(43)	514	5	(11)	351
Mexico ..........................................	154	(160)	115	(3)	11	117
Panama .........................................	335	522	362	2	(37)	1,184
Other ............................................	(46)	3	6	(3)	(48)	(88)

	426	464	1,167	1	(86)	1,972

2012
Argentina ......................................	209	169	174	-	(46)	506
Brazil ............................................	94	359	696	17	(43)	1,123
Mexico ..........................................	338	176	201	2	(18)	699
Panama .........................................	29	62	48	2	-	141
Other ............................................	(62)	(15)	34	(1)	(41)	(85)

	608	751	1,153	20	(148)	2,384

2011
Argentina ......................................	91	107	148	-	(2)	344
Brazil ............................................	241	566	515	13	(105)	1,230
Mexico ..........................................	403	129	268	4	(178)	626
Panama .........................................	23	59	52	3	(9)	128
Other ............................................	(55)	6	66	-	(30)	(13)

	703	867	1,049	20	(324)	2,315

certain businesses and products, strengthening transaction monitoring and account opening, and investing in improved compliance across the region.

In Brazil, we focused on growing secured lending balances for corporates and Premier customers in order to increase connectivity and reduce our risk exposure. We tightened origination criteria in unsecured lending in RBWM, resulting in slower loan growth, and in Business Banking, where volumes declined. We were awarded 'Best Debt House in Brazil' by Euromoney, and received the 'Best Infrastructure Financing in Brazil' award from LatinFinance in GB&M.

In Mexico, we increased our market share in personal lending, and launched a successful residential mortgage campaign in RBWM. In CMB, we launched a new US$1bn SME fund to support businesses that trade or aspire to trade internationally, and approved lending of US$274m. We grew revenue from collaboration between CMB and GB&M by 11%, were awarded the 'Best Domestic Cash Manager' award by Euromoney and won two awards for Infrastructure Financing from LatinFinance.

In Argentina, we continued to manage our business conservatively as the economic environment remained challenging. We focused on GB&M and corporate CMB customers, and tightened credit origination criteria and strengthened our collections capabilities in Business Banking and RBWM.

Net interest income decreased by US$358m, driven by the effect of the disposal of non-strategic businesses and a decline in Brazil, partly offset by growth in Argentina.

Net interest income decreased in Brazil due to a shift to lower yielding assets in CMB with reduced lending balances in Business Banking as we focused on growing secured balances for corporates. The reduction in net interest income in RBWM reflected lower average lending balances as a result of more restrictive origination criteria, which included reducing credit limits where appropriate, the rundown of non-strategic portfolios and a change in the product mix towards more secured assets. In addition, spreads were narrower in CMB reflecting competition, notably in working capital products. Net interest income also decreased in Balance Sheet Management due to lower reinvestment rates.

In Argentina, higher net interest income was driven by increased average credit card and personal lending balances, coupled with higher deposits in RBWM and CMB, both reflecting successful sales and marketing campaigns launched during 2013.

In Mexico, net interest income remained broadly unchanged. It decreased in CMB reflecting large prepayments relating to a small number of corporates, and in GB&M as maturing investments were renewed at lower reinvestment rates. These falls were offset by an increase in RBWM as the launch of successful sales campaigns resulted in higher average lending balances, notably in payroll and personal lending.

Net fee incomeincreased by 4%, mainly in Argentina. This was driven by business growth, notably in Payments and Cash Management, and the sale of the non-life insurance business which resulted in the non-recurrence of sales commissions previously paid to third party distribution channels. In Brazil and Mexico, fees rose, mainly in RBWM, where higher volumes and re-pricing initiatives drove fee increases in current accounts and credit cards.

Net trading income increased by US$39m, primarily reflecting favourable results in GB&M in Argentina and Brazil. This was partly offset by lower average trading assets as maturing investments in Brazil were not renewed.

Net income from financial instruments designated at fair value decreased by US$274m, notably in Brazil, as a result of lower investment gains due to market movements. To the extent that these investment gains were attributed to policyholders there was a corresponding movement in Net insurance claims incurred and movement in liabilities to policyholders.

Gains less losses from financial investments fell by 62% due to lower gains on disposal of available-for-sale government debt securities in Balance Sheet Management and the non-recurrence of the gain on sale of shares in a non-strategic investment in 2012.

Net earned insurance premiums decreased by 19%, driven by lower sales of unit-linked pension products in Brazil. Premiums also fell in Argentina as a result of the sale of the non-life insurance business in 2012. The reduction in net earned insurance premiums resulted in a corresponding decrease in Net insurance claims incurred and movement in liabilities to policyholders.

Other operating income increased by US$910m, driven by the US$1.1bn gain on the sale of our operations in Panama. This was partly offset by a significant reduction in the PVIF asset due to an increase in lapse rates and interest rate movements in Brazil and Mexico, and the non-recurrence of the favourable effect of the recognition of a PVIF asset in Brazil in 2012.

LICs increased by US$693m, primarily in Mexico due to specific impairments in CMB relating to homebuilders from a change in the public housing policy, and higher collective impairments in RBWM as a result of increased volumes and higher delinquency in our unsecured lending portfolio. In Brazil, LICs increased due to changes to the impairment model and assumption revisions for restructured loan account portfolios in RBWM and CMB, following a realignment of local practices to Group standard policy. LICs were also adversely affected by higher specific impairments in CMB across a number of corporate exposures. These factors were partly offset by improvements in credit quality in Brazil following the modification of credit strategies in previous years to mitigate rising delinquency rates.

Operating expenses decreased by US$112m as a result of business disposals, continued strict cost control and progress with our organisational effectiveness programmes which resulted in sustainable cost savings of over US$200m. The decrease was largely offset by the effect of inflationary pressures, union-agreed salary increases in Brazil and Argentina, and higher compliance and risk costs from the implementation of Global Standards and portfolio repositioning, notably in Mexico.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                     Name: Ben J S Mathews

                                                                                                Title: Group Company Secretary

                                                                                Date: 25 March 2014